UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Western Asset Municipal Partners Fund Inc. (MNP)

(Name of Issuer)

Auction Rate Cumulative Preferred Stock

(Title of Class of Securities)

95766P207

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766P207

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  168

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  168

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

168

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

9.88%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Western Asset Municipal Partners Fund Inc.
Legg Mason Partners Fund Advisors
125 Broad Street
New York, New York 10004

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 168 shares of the Western Asset Municipal Partners Fund Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 9.88% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the Western Asset Municipal Partners Fund Inc. fits the investment guidelines for various Accounts. Shares have been acquired since June 9, 2011.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 168 shares or 9.88% of the outstanding shares. George W. Karpus presently owns 18 shares. KIM Defined Benefit Plan presently owns 2 shares. None of the other principals of KIM presently own shares of the Western Asset Municipal Partners Fund.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such transactions:

 Date   Shares  Price Per Share
 N/A
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Western Asset Municipal Partners Fund Inc. securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased shares of the Western Asset Municipal Partners Fund Inc. for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, a shareholder propsal and nomination letter was transmitted on November 14, 2014, a copy of which is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Director of Investment Personnel/Senior Tax-Sensitive Manager
Date:   November 17, 2014

EXHIBIT 1
Letters Transmitted November 14, 2014

VIA FACSIMILE & OVERNIGHT MAIL               November 14, 2014
Robert I. Frenkel
Western Asset Municipal Partners Fund, Inc.
c/o Legg Mason
100 First Stamford Place 6th Floor
Stamford, Connecticut 06902

Re:  Western Asset Municipal Parnters Fund Inc. ("MNP" or the "Fund"), cusip no. 95766P207

Mr. Frenkel:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is the beneficial owner of two shares of Auction Rate Cumulative Preferred Stock of Western Asset Municipal Partners Fund Inc. ("MNP" or the "Fund") and by this letter is notifying the Fund of its intention to submit the enclosed 14a-8 shareholder proposal (the "Proposal") and director nominee to be elected solely by the auction rate cumulative preferred shares ("ARCPS") for consideration at the Fund's 2015 Annual Meeting anticipated to be held in February 2015 (as well as any postponement or adjournment thereof) (the "Annual Meeting").

Also attached is a letter from U.S. Bank N.A., as well as a written statement from the "record" holder of the referenced two auction rate cumulative preferred stock shares, verifying that the referenced shares were continuously held and owned by Karpus and had a market value of $2,000 or more for at least a one year period prior to the date of the submittal of the attached proposal and director nomination. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiency.

Sincerely,

Brett D. Gardner
Sr. Corporate Governance Analyst

DEMAND TO SUBMIT SHAREHOLDER PROPOSAL

The Depository Trust Company               Date: October 23, 2014
55 Water Street
New York, New York 10041
Attn: Proxy Department

 Re:  Western Asset Municipal Parnters Fund Inc. (NYSE: MNP)
  Auction Rate Cumulative Preferred Stock, Cusip 95766P207
  U.S. Bank N.A. Participal account #2803

Gentlemen:
Please have your nominee, Cede & Co., sign the attached Demand with respect to submitting a sharheolder proposal and a director nominee to be presented at the 2015 Annual Meeting of shareholders with respect to 2 shares of the above-referenced securities credited to our DTC Participant account on the date hereof.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6; the undersigned certifies to DTC and Cede & Co., that the information and facts set forth in the attached Demand are true and correct; including the number of shares credited to our DTC Participant account that are benefically owned by our customer.

Please Federal Express the signed demand to:

  U.S. Bank
  Attn: Sheldon Solbro
  60 Livingston Avenue
  St. Paul, MN 55107

       Very Truly Yours,
       U.S. BANK N.A.

       BY:_____________________
       NAME: Sheldon Solbro
       TITLE: Assistant Vice President

_________________________
Medallion Stamp

Cede & Co.
c/o The Depository Trust Company
55 Water Street
New York, NY 10041

Robert I. Frenkel, Secretary               Date: October 23, 2014
Western Asset Municipal Partners Fund Inc.
c/o Legg Mason
100 First Stamford Place, 6th Floor
Stamford, Connecticut 06902

RE: Demand with respect to Submitting a Shareholder Proposal and Advanced Notice of
 Auction Rate Cumulative Preferred Stock Nominations for Election as Directors of Western
 Asset Municipal Partners Fund Inc. ("MNP" or the "Fund"), CUSIP 95766P207
Mr. Frenkel:

Cede & Co., the nominee of The Depository Trust Company ("Cede & Co."), is a holder of record of shares of auction rate cumulative preferred stock, $50,000 par value per share (The "Auction Rate Preferred Shares"), of Western Asset Municipal Partners Fund Inc. (the "Company", "Fund" or "MNP"). These shares are registered on the stock transfer books of the Company in the name of Cede & Co. Cede & Co. is informed by its Participant U.S. Bank N.A. (the "Participant"), that on the date hereof 2 shares of the Auction Rate Cumulative Preferred Stock, CUSIP 95766P207, which are credited to the Participant's account are beneficially owned by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus").

Cede & Co.'s address is: c/o The Depository Trust Company, 55 Water Street, New York, NY 10041-0099. Participant U.S. Bank N.A.'s address is: U.S. Bank, c/o Megan Condon, 1555 N. RiverCenter Dr., Milwaukee, Wisconsin 53212. Beneficial owner Karpus' address is: 183 Sully's Trail, Pittsford, New York 14534.

At the request of Participant, on behalf of Karpus, Cede & Co., as holder of record of shares of Auction Rate Cumulative Preferred Stock, is hereby submitting this notice (the "Notice") to the Company to submit the attached 14a-8 proposal and following director nomination of Robert N. Gordon ("Mr. Gordon") to shareholders at the Company's 2015 Annual Meeting of Shareholders, and any postponement or adjournment thereof (the "Annual Meeting"), anticipated to be held in February 2015. The proposal is attached as Exhibit 1.

Cede & Co. has been informed by Karpus that Karpus is seeking at the Annual Meeting to elect Robert N. Gordon as a member of the Board of Directors of the Fund, to be elected by the vote of the Auction Rate Cumulative Preferred Stock, voting separately as a class to elect one board member at the Annual Meeting, and in that regard Cede & Co. hereby nominates Mr. Gordon (a "Nominee") as nominee for election as a director of the Fund, to be elected by the vote of the Auction Rate Cumulative Preferred Stock, voting separately as a class to elect one board member at the Annual Meeting. Mr. Gordon's consent to be named as a nominee for election as a director of the Fund, to be elected by the vote of the Auction Rate Cumulative Preferred Stock, voting separately as a class to elect one board member at the Annual Meeting, and his consent to serve if elected is attached hereto as Exhibit 2. To the best of Karpus' knowledge, it does not believe that Mr. Gordon is an "interested person" of MNP as defined in the Investment Company Act of 1940. Mr. Gordon's biographical information is as follows:

  Robert N. Gordon; Age: 61; Address: c/o Twenty-First Securities Corporation, 780 Third Avenue, 24th Floor, New York, New York 10017; Nationality: U.S. Citizen; Professional Experience: Mr. Gordon is the president of Twenty-First Securities Corporation, which he founded in 1983. Since 1991, Mr. Gordon has served as an adjunct professor at New York University's Graduate School of Business. He has also been involved with the Wharton School's Securities Industry Institute since 1979, starting as a student, becoming a lecturer in 1983, and serving as chairman in 1994 and 1995. Mr. Gordon has had many roles at the Securities Industry Association, having served as an SIA director, as treasurer, as chairman of the Tax Policy Committee and chairman of the New York District. He is a member of the Wall Street Tax Association and the New York State CPA Society.

  Mr. Gordon writes a monthly column for InvestmentNews; is the author (with Jan Rosen) of Wall Street Secrets for Tax Efficient Investing and author or coauthor of chapters in Tax Planning for the Affluent, Market Shock and Harold Evensky's The Investment Think Tank. He has published many articles on tax, arbitrage and hedging strategies. He serves on the editorial advisory boards of Derivatives Report, The Journal of Taxation and Investments and The Journal of Wealth Management.

  Before founding Twenty-First Securities, Mr. Gordon was a partner at Oppenheimer & Company. Prior to that, he worked at Laidlaw, Adams & Peck, where he became a regional manager and senior vice president. He has been involved with investment industry since 1976.

Cede & Co. has been informed by Karpus that Karpus believes the nomination and proposal included in this Notice, and all exhibits hereto, are proper matters for shareholder action. Further, Karpus deems the Nominee to be an appropriate candidate for election by the vote of the Auction Rate Cumulative Preferred Stock, voting separately as a class to elect one board member at the Annual Meeting, and also believes that the Nominee's presence on the Board of Directors of the Fund, as a director elected by the Auction Rate Cumulative Preferred Stock voting separately as a class to elect one board member, will help to enhance shareholder value, although there can be no assurance that the election of the Nominee will improve the Fund's business or otherwise enhance shareholder value. As an Auction Rate Cumulative Preferred Stock shareholder, Karpus does not feel that it is receiving adequate representation from the existing Auction Rate Cumulative Preferred Stock directors and therefore submits the Nominee and 14a-8 shareholder proposal listed in this Notice.

Cede & Co. has been informed by Karpus that Karpus intends to appear at the Meeting in person or by proxy to submit the business specified in this Notice. Cede & Co. has further been informed by Karpus that Karpus is submitting the attached proposal and director nomination at the Meeting and in that regard Cede & Co. hereby submits the attached proposal and director nomination for presentation by Karpus at the Meeting.

Please advise both Karpus and Cede & Co. immediately if this Notice with respect to nominating Mr. Gordon and submitting the attached proposal is deficient in any way or if any additional information is required so that we may promptly provide that information or cure any deficiency in a timely fashion.

While Cede & Co. is furnishing this Notice as the stockholder of record of the referenced shares of Auction Rate Cumulative Preferred Stock nominating Robert N. Gordon and submitting the attached proposal at the Meeting, it does so at the request of Participant and Karpus and only as a nominal party for the true party in interest, Karpus. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Karpus is not denied its rights as the owner of Auction Rate Cumulative Preferred Stock, and Cede & Co. assumes no further responsibility in this matter.

       Sincerely yours,
       Cede & Co.

       BY: _____________________
        Partner

EXHIBIT 1
Shareholder Proposal

BE IT RESOLVED, that the Board of Trustees of the Western Asset Municipal Partners Fund Inc. ("MNP" or the "Fund") consider taking all steps necessary to cause MNP to redeem all outstanding auction rate cumulative preferred stock ("ARCPS") at par including, but not limited to, consideration of eliminating all leverage or replacing such shares with alternate form(s) of leverage.

When MNP holds its 2015 Annual Shareholder meeting, it will have been just over 7 years since the last auction for MNP's auction market preferred shares took place. ARCPS holders' investments remain frozen, with no liquidity at par value. We feel that it is time for the Fund to emulate the actions of the many responsible closed-end funds which have redeemed and refinanced their frozen preferred shares, and act in a proactive fashion by redeeming all remaining outstanding ARCPS at par and eliminate all leverage or replace such shares with alternate form(s) of leverage.

If the Fund takes steps to complete the redemption of all outstanding ARCPS, this will benefit existing ARCPS' shareholders by providing liquidity at par value. It may also benefit common shareholders by taking advantage of historically low interest rates available through alternative financing vehicles, while simultaneously mitigating the risk of a significant increase in the cost of leverage should short-term interest rates rise.

ARCPS holders must be afforded liquidity for their shares at full value and common shareholders must be protected from a potentially higher cost of leverage should short-term interest rates rise.

Karpus strongly urges your support for its proposal. Thank you.

EXHIBIT 2
Director Nominee Consent Form